Sow Good Inc.

1440 N Union Bower Rd

Irving, TX 75061

September 18, 2024

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re: Sow Good Inc.

Request to Withdraw Registration Statement on Form S-1

Filed on November 21, 2023

File No. 333-275688

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Sow Good, Inc., a Delaware corporation (the “Company”) hereby requests that, effective as of the date of this application, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-275688), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on November 21, 2023 and has never been declared effective.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Division of Corporation Finance

September 18, 2024

If you have any questions or require any further information, please contact the Company’s counsel, DLA Piper LLP (US), by calling Drew Valentine at (512) 457-7019 or emailing at drew.valentine@us.dlapiper.com.

Very truly yours,

/s/ Claudia Goldfarb

Claudia Goldfarb

Chief Executive Officer

Enclosures

cc: Ira Goldfarb (Sow Good Inc.)

Claudia Goldfarb (Sow Good Inc.)

Drew Valentine (DLA Piper LLP (US))

Jordyn Giannone (DLA Piper LLP (US))